1585 Broadway
New York, NY 10036
Morgan Stanley
January 22, 2008
VIA EDGAR AND FACSIMILE
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Mail Stop 3561
Washington, D.C. 20549

Re:	Atlas Acquisition Holdings Corp.
Registration Statement on Form S-1
File No. 333-146368
Ladies and Gentlemen:
Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), the undersigned hereby joins in the request of Atlas Acquisition Holdings Corp. that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 1:00 p.m., EST, on January 23, 2008, or as soon thereafter as practicable.
Pursuant to Rule 460 of the General Rules and Regulations under the Act, the undersigned advises that between January 7, 2008 and noon on the date hereof, 3,963 copies of the Preliminary Prospectus dated January 7, 2008 have been distributed as follows:
2,800 to 1 prospective underwriter,
1,142 to 1,142 institutional investors,
0 to 0 retail investors and
21 to 21 others.
The undersigned advises that it has complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.
Very truly yours,
MORGAN STANLEY & CO. INCORPORATED
As Co-Representative of the several
Underwriters

By:	Morgan Stanley & Co. Incorporated

By:	/s/ Robyn Maslynsky
Name: Robyn Maslynsky
Title: Vice President